Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-12458, 333-140809 and 333-190468 on Form S-8 and Registration Statement No. 333-161781 and 333-189764 on Form F-3 of our report, dated March 30, 2014, relating to the consolidated financial statements of Cimatron Ltd. (the “Company”) for the year ended December 31, 2013, appearing in this Report on Form 6-K of the Company.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm Of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 30, 2014